                                                                  EXHIBIT (a)(1)

TO THE HOLDERS OF 7% CUMULATIVE CONVERTIBLE PREFERRED STOCK
OF CHESAPEAKE ENERGY CORPORATION:


                    OFFER TO PURCHASE UP TO 666,667 SHARES OF
                  7% CUMULATIVE CONVERTIBLE PREFERRED STOCK OF
                          CHESAPEAKE ENERGY CORPORATION
                          AT $15.00 CASH NET PER SHARE


          THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE
              ON MAY 20, 1999, AT 5:00 p.m., CENTRAL DAYLIGHT TIME,
                          UNLESS THE OFFER IS EXTENDED


         Chesapeake Energy Marketing, Inc. (the "Company"), a wholly owned subsidiary of Chesapeake Energy Corporation ("Chesapeake Energy"), offers to purchase up to 666,667 shares (the "Preferred Shares") 7% Cumulative Convertible Preferred Stock, $.01 par value per share, of Chesapeake Energy (the "Preferred Stock"), at $15.00 per share net to the seller in cash, upon the terms and conditions set forth in this document and in the attached Letter of Transmittal (which together constitute the "Offer"). Tendering holders of Preferred Stock will not be obligated to pay brokerage commissions, solicitation fees, or, subject to the Letter of Transmittal, stock transfer taxes on the purchase of shares of Preferred Stock by the Company. However, any tendering stockholder or other payee who fails to complete fully and sign the box captioned "Substitute Form W-9" included in the Letter of Transmittal may be subject to a required tax withholding of 31% of the gross proceeds paid to the stockholder or other payee pursuant to the Offer. The Company will pay all charges and expenses of UMB Bank, N.A. (the "Transfer Agent") incurred in connection with the Offer.

         THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS SUBJECT TO OTHER CONDITIONS. SEE "CERTAIN CONDITIONS OF THE OFFER."

         Tenders pursuant to the Offer may be withdrawn at any time prior to May 20, 1999, the expiration date (including any extensions); and if not yet accepted for payment, after the expiration of 40 business days from the commencement of the Offer (that is, any time after June 18, 1999) until accepted for payment.

         Chesapeake Energy's Preferred Stock is listed for trading on the New York Stock Exchange under the symbol "CHK_p." On April 20, 1999, closing price of the Preferred Stock on the NYSE was $18 per share.

         WHILE THE PURCHASE PRICE OF $15.00 PER SHARE NET TO SELLER IN CASH CONSTITUTES A PREMIUM OVER THE AVERAGE CLOSING PRICE OF THE PREFERRED STOCK OF $14.30 PER SHARE DURING THE TWENTY-DAY TRADING PERIOD ENDED ON APRIL 20, 1999, IT IS BELOW $18 PER SHARE, THE CLOSING PRICE ON APRIL 20, 1999, THE MOST RECENT PRACTICABLE DATE PRIOR TO THE DATE OF THIS OFFER TO PURCHASE.

              THE DATE OF THIS OFFER TO PURCHASE IS APRIL 22, 1999.

         THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE MAKING OF THE OFFER. YOU MUST, HOWEVER, MAKE YOUR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. NONE OF CHESAPEAKE ENERGY, THE COMPANY OR THEIR RESPECTIVE BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU WITH RESPECT TO THE OFFER, AND NO PERSON HAS BEEN AUTHORIZED BY CHESAPEAKE ENERGY OR THE COMPANY TO MAKE ANY SUCH RECOMMENDATIONS. YOU SHOULD EVALUATE CAREFULLY ALL OF THE INFORMATION CONTAINED OR REFERRED TO IN THIS DOCUMENT AND MAKE YOUR OWN DECISION AS TO WHETHER OR NOT TO TENDER SHARES PURSUANT TO THE OFFER. YOU ARE URGED TO CONSULT A TAX ADVISOR CONCERNING ANY FEDERAL, STATE, LOCAL, OR FOREIGN TAX CONSEQUENCES OF A SALE OF PREFERRED STOCK PURSUANT TO THE OFFER.

                                    IMPORTANT

         Any holder of shares of Preferred Stock desiring to tender all or any portion of his or her shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it with any required signature guarantee and any other required documents to the Transfer Agent, and either mail or deliver the stock certificates for such shares to the Transfer Agent (with all such other documents) or (ii) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder having shares registered in the name of broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or nominee if such stockholder desires to tender such shares. Stockholders who desire to tender shares and whose certificates for such are not immediately available or whose other required documentation cannot be delivered to the Transfer Agent by the expiration of the Offer should tender such shares by following the procedures for guaranteed delivery set forth under "Procedure for Tendering Preferred Shares." TO EFFECT A VALID TENDER OF SHARES, STOCKHOLDERS MUST VALIDLY COMPLETE THE LETTER OF TRANSMITTAL.

         Questions and requests for assistance or requests for additional copies of this Offer and the Letter of Transmittal, may be directed to the Company at the respective address and telephone number set forth on the back cover of this Offer to Purchase.



                                     SUMMARY

         This general summary is provided solely for the convenience of the holders of the Preferred Stock and is qualified by reference to the full text and more specific details in this Offer.


Purchase Price.......................................  $15.00 per share

Number of Preferred Shares to be Purchased...........  666,667 shares (or such number as are validly tendered or such additional shares accepted).

How to Tender Preferred Shares.......................  See "Procedure for Tendering Preferred Shares."

Brokerage Commissions................................  None.

Stock Transfer Tax...................................  None, if payment is made as instructed to avoid such tax.

Expiration and Withdrawal Dates......................  May 20, 1999, at 5:00 p.m. Central Daylight Time, unless extended to such later date at the Company's discretion.

Payment Date.........................................  As soon as practicable after expiration date and acceptance of shares tendered pursuant to this Offer by the Company.

Position of the Company and its Directors............  None of Chesapeake Energy, the Company, or any of their respective directors makes any recommendation as to
                                                       whether a stockholder should tender shares pursuant to this
                                                       Offer.

Withdrawal Rights....................................  Preferred Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration date and, if not yet accepted for payment, after the expiration of 40
                                                       business days from the commencement of the Offer, unless
                                                       accepted for payment.

                                TABLE OF CONTENTS

Section                                                                                                        Page
-------                                                                                                        ----

1.       Number of Preferred Shares; Proration; Extension of the Offer............................................1

2.       Background and Purpose of the Offer......................................................................2

3.       Tenders by Holders of Fewer than 100 Preferred Shares....................................................3

4.       Procedure for Tendering Preferred Shares.................................................................3

5.       Withdrawal Rights........................................................................................4

6.       Purchase of Preferred Shares and Payment of Purchase Price...............................................5

7.       Conditional Tender of Shares.............................................................................5

8.       Certain Conditions of the Offer..........................................................................6

9.       Price Range of Preferred  Stock; Dividends...............................................................7

10.      Effects of the Offer.....................................................................................7

11.      Source and Amount of Funds...............................................................................8

12.      Certain Information About the Company; General Information...............................................8

13.      Summary Historical Financial Information................................................................10

14.      Certain Pro Forma Financial Information.................................................................11

15.      Transactions and Arrangements Concerning the Preferred Stock............................................12

16.      Federal Income Tax Consequences.........................................................................13

17.      Government Regulation...................................................................................16

18.      Extension of the Offer Period; Termination; Amendments..................................................16

19.      Fees and Expenses.......................................................................................16

20.      Miscellaneous...........................................................................................17

21.      Additional Information..................................................................................17

                                    THE OFFER

1.       NUMBER OF SHARES; PRORATION; EXTENSION OF THE OFFER

         Upon the terms and subject to the conditions and qualifications of the Offer, the Company will purchase up to 666,667 shares of the 7% Cumulative Convertible Preferred Stock of Chesapeake Energy which are validly tendered for purchase and not withdrawn tendered prior to 5:00 p.m., Central Daylight Time, on May 20, 1999, the expiration date. The Company reserves the right, at any time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Transfer Agent, in which event the expiration date shall be the latest time and date on which the Offer, as so extended, shall expire. See "Extension of the Offer Period; Termination; Amendments" for description of the Company's right to extend the time during which the Offer is open.

         Subject to the conditions of the Offer, if 666,667 or fewer shares of Preferred Stock are duly tendered prior to the expiration date, the Company will purchase all shares so tendered, except as provided below. The Offer is not conditioned on any minimum number of shares being tendered. In the event of an over-subscription of the Offer, shares tendered shall be purchased on a pro-rata basis, disregarding fractions, according to the number of shares tendered by each holder of Preferred Stock prior to the expiration date of the Offer; provided, however, that:

                   (a) All shares tendered prior to the expiration date by any holder of Preferred Stock who owned beneficially as of the expiration date an aggregate of fewer than 100 shares and who tenders all of such shares (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" in the letter of transmittal shall be purchased in full, prior to the pro-ration of shares tendered by any other holder of Preferred Stock;

                   (b) The Company reserves the right to purchase, prior to purchasing any shares to be purchased on pro-rata basis, all shares tendered by any holder of Preferred Stock who has tendered all shares beneficially owned by him or her and, as a result of the contemplated pro-rating would then own an aggregate of fewer than 100 shares;

                   (c) The Company reserves the right, in its sole discretion, to elect to purchase any and all of the excess shares tendered; and so long as the excess number accepted by the Company does not exceed two percent (2%) of the issued and outstanding shares of Preferred Stock, no extension of the Offer period and no further notice to the stockholder will be required or given. If the Company elects to purchase excess tendered shares, but less than all of the tendered shares, then the shares tendered shall be purchased on a pro-rata basis, as described above (subject to the exceptions noted in paragraphs (a) and (b), above).

         If (i) the Company increases or decreases the price to be paid for the shares, increases the number of shares being sought by greater than two percent of the outstanding shares of Preferred Stock of the Company, decreases the shares being sought, or incurs dealers/managers soliciting fees, and (ii) the Offer is scheduled to expire less than 10 business days from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in "Extension of the Offer Period; Termination; Amendments," herein, the Offer will be extended to the expiration of such period of 10 business days from and including the date of such notice. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Central Daylight Time.

         As of April 16, 1999, Chesapeake Energy had issued and outstanding 4,600,000 shares of Preferred Stock. The 666,667 shares that the Company is offering to purchase represent approximately 14.5% of the outstanding Preferred Stock. As of that date, there was one holder of record of Preferred Stock. Based on the Company's records, there were no holders of Preferred Stock that held fewer than 100 shares of Preferred Stock on April 16, 1999. Because some shares are held in the names of brokers and nominees, the Company is unable to determine the total number of beneficial holders of fewer than 100 shares or the aggregate number of shares they own.

         This Offer to purchase and the related Letter of Transmittal will be mailed to record holders of shares of Preferred Stock as of April 21, 1999 and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees appear on Chesapeake Energy's list of holders of Preferred Stock.

2.       BACKGROUND AND PURPOSE OF THE OFFER

         On April 22, 1998, Chesapeake Energy issued 4,600,000 shares of the Preferred Stock with a liquidation preference of $50 per share, for an aggregate purchase price to the public of $230 million, resulting in net proceeds to Chesapeake Energy of approximately $223 million. Chesapeake Energy's carrying amount for the total amount of shares of Preferred Stock outstanding at December 31, 1998 was $230 million, compared to an approximate aggregate fair value of $48.9 million at that date. As of April 20, 1999, the aggregate fair value was approximately $82.8 million.

         Pursuant to two of the indentures governing Chesapeake Energy's outstanding senior notes, Chesapeake Energy may not pay any cash dividends on its common or preferred stock if:

         o a default or an event of default has occurred and is continuing at the time of or immediately after giving effect to the dividend payment;

         o Chesapeake Energy would not be able to incur at least $1 of additional indebtedness under the terms of the indentures; or

         o immediately after giving effect to the dividend payment, the aggregate of all dividends and other restricted payments declared or made after the respective issue dates of the notes exceeds the sum of specified income, proceeds from the issuance of stock and debt by Chesapeake Energy and other amounts from the quarter in which the respective note issuances occurred to the quarter immediately preceding the date of the dividend payment.

         As of December 31, 1998 and March 31, 1999, Chesapeake Energy did not meet the debt incurrence or the restricted payment tests under these indentures.

         The senior note indentures also limit Chesapeake Energy's ability to make restricted payments, such as the payment of dividends on the Preferred Stock, unless certain tests are met. As of December 31, 1998 and March 31, 1999, Chesapeake Energy was unable to meet the requirements to incur additional unsecured indebtedness, and consequently was not able to pay the $4.025 million of cash dividends due on the Preferred Stock on February 1, 1999 and will not be able to pay the $4.025 million of cash dividends due on the Preferred Stock on May 1, 1999. Subsequent payments will be subject to the same restrictions and are dependent upon factors that are beyond Chesapeake Energy's ability to control or predict, such as the prices of oil and natural gas. This restriction does not affect Chesapeake Energy's ability to borrow under or expand its secured commercial bank facility. If Chesapeake Energy fails to pay dividends for six quarterly periods, the holders of Preferred Stock would be entitled to elect two additional members to the board of directors of Chesapeake Energy.

         The Company, which is designated as a Chesapeake Energy unrestricted subsidiary for purposes of the senior note indentures, is not subject to the limitations set forth above. As a result, the Company, if the funds are available, may purchase shares of Chesapeake Energy's Preferred Stock.

         On April 1, 1999, Chesapeake Energy announced that its board of directors had approved a repurchase program of up to $10 million in the aggregate of the Chesapeake Energy's publicly traded senior notes and its 7% Convertible Preferred Stock. The purchase of the Chesapeake Energy's publicly traded senior notes may be made by Chesapeake Energy from time to time in open market transactions, privately negotiated transactions or block trades. The purchase of the Preferred Stock may be made from time to time by the Company, Chesapeake Energy's wholly owned subsidiary, in open market transactions, privately negotiated transactions or block trades. Pursuant to this authorization, the Company is making this Offer to Purchase to the holders of shares of Chesapeake Energy's Preferred Stock. On March 31, 1999, the last full trading day prior to the announcement of the repurchase program, the closing price of the Preferred Stock on the NYSE was $12.75 per share. Since the announcement of the repurchase program by Chesapeake Energy, the trading price of the Preferred Stock has increased and immediately prior to the announcement of this offer, a small number of low volume trades occurred at prices higher than the offer price of $15 per share. On April 20, 1999, the closing price was $18 per share based upon a trading volume of 500 shares. Despite the fact that the Preferred Stock is listed for trading on the NYSE, we believe that the very low trading volume in the Preferred Stock reflects that there is very little liquidity for significant volumes of the Preferred Stock. This Offer to Purchase is therefore intended to offer all holders of Preferred Stock an equal opportunity that may otherwise not be available to them to sell their shares at a price higher than the average closing price of the Preferred Stock of $14.30 per share during the last 20-day trading period.


         THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER AND BELIEVES THAT IT PROVIDES HOLDERS OF PREFERRED STOCK DESIRING TO SELL SOME OR ALL OF THEIR SHARES A REASONABLE OPPORTUNITY TO DO SO AT A PREMIUM TO THE AVERAGE CLOSING PRICES OF THE PREFERRED STOCK DURING THE LAST TWENTY-DAY TRADING PERIOD. HOWEVER, NONE OF CHESAPEAKE ENERGY, THE COMPANY OR THEIR RESPECTIVE BOARD OF DIRECTORS MAKE ANY RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER SHARES OR NOT, AND NONE OF CHESAPEAKE ENERGY, THE COMPANY OR THEIR RESPECTIVE BOARD HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS, AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES, AND, IF SO, HOW MANY SHARES TO TENDER.

3.       TENDERS BY HOLDERS OF FEWER THAN 100 SHARES -- "ODD LOTS"

         All shares tendered for purchase by persons who beneficially held fewer than 100 shares of Preferred Stock on the expiration date, and who properly tender all of their shares prior to the expiration date, will be accepted before proration, if any, of the purchase of other tendered shares. Partial tenders will not qualify for this preference, and it is not available to the holders who beneficially own 100 or more shares on the expiration date, even though such holder has separate stock certificates for fewer than 100 shares. Any holder of Preferred Stock owning fewer than 100 shares and who wishes to tender all such shares must complete the box captioned "Odd Lots" in the Letter of Transmittal. The Company has reserved the right, but will not be obligated, to purchase all shares properly tendered by any holder of Preferred Stock who has tendered all shares beneficially owned by him or her and as a result of proration would then own an aggregate of fewer than 100 shares. See "Number of Preferred Shares; Proration; Extension of the Offer."

4.       PROCEDURE FOR TENDERING SHARES

         For a holder of Preferred Stock to tender shares pursuant to the Offer, certificates for those shares, together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be received prior to the expiration date by the Transfer Agent at the appropriate address set forth in the Letter of Transmittal, except as otherwise provided in this section. MATERIALS IN THE MAIL ON THE EXPIRATION DATE DO NOT CONSTITUTE A TIMELY TENDER.

         No signature guarantee is required unless Special Payment Instructions or Special Delivery Instructions are given on the Letter of Transmittal.

         If a holder of Preferred Stock wishes to tender shares pursuant to the Offer and such stockholder's certificates are not immediately available or time will not permit the Letter of Transmittal and other required documents to reach the Transfer Agent by the expiration date, such shares still may be tendered, provided that all of the following conditions are satisfied:

                   (a) Such tenders are made by or through a member of a registered national securities exchange, a member of the National Association of Securities Dealers or a commercial bank or trust company with membership in an approved signature guarantee medallion program pursuant to Rule 17Ab-15 of the Exchange Act (an "Eligible Institution");

                   (b) The Transfer Agent receives (by hand delivery, mail, or acceptable facsimile transmission), prior to the expiration date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided and includes a guarantee by an Eligible Institution in the form set forth in the Notice; and

                   (c) The certificates for all tendered shares, together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal, are received by the Transfer Agent within five business days after receipt by the Transfer Agent of the Notice of Guaranteed Delivery.

         Payments for shares of Preferred Stock tendered and purchased will be made only after receipt by the Transfer Agent of the stock certificate(s), a properly completed and duly executed Letter of Transmittal, and any other documents required by the Letter of Transmittal. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING SHARE CERTIFICATES, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, INSURED REGISTERED MAIL, RETURN RECEIPT REQUESTED SHOULD BE CONSIDERED, AND ENOUGH TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         All questions regarding the validity, form, eligibility (including time of receipt) and acceptance of any tender will be determined by the Company in its sole discretion, and its determination shall be final and binding. The Company reserves the right to reject any or all tenders determined by it not to be in appropriate form or which would, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular shares of Preferred Stock or any particular stockholder, and the Company's interpretations of the terms and conditions of the Offer will be final and binding. Tenders will not be deemed to have been made until any defects and any irregularities have been cured or waived. Neither the Company, nor the Transfer Agent nor any other person shall be obligated to give any such notice nor incur any liability for failure to give any such notice. A tender of shares made pursuant to any one of the procedures set forth above will constitute an agreement between the tendering holder of Preferred Stock and the Company in accordance with the terms and subject to the conditions of this Offer.

         If any tendered shares are not purchased, or if less than all shares evidenced by a stockholder's certificate are tendered, certificates for unpurchased shares will be returned as promptly as practicable after the expiration or termination of the Offer.

         A tender of shares according to any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty to the Company that (a) the holder of Preferred Stock has a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated by the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and (b) the tender of such shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for his own account unless, at the time of tender and at the end of the proration period, the person tendering (i) has a net long position equal to or greater than the amount of the shares tendered or other securities convertible into or exchangeable or exercisable for the shares tendered and will acquire such shares for tender by conversion, exchange or exercise and (ii) will cause such shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering holder of Preferred Stock and the Company upon the terms and subject to the conditions of the Offer.

         Certificates for shares, together with a properly completed letter of transmittal and any other documents required by the letter of transmittal, must be delivered to UMB Bank, N.A. at 928 Grand Avenue, 13th Floor, Kansas City, Missouri 64106.

5.       WITHDRAWAL RIGHTS

         Tenders made pursuant to the Offer are revocable and may be withdrawn:

         o at any time prior to the expiration date including any extension of the Offer; and

         o if not yet accepted for payment, after the expiration of 40 business days from the commencement of the Offer (that is, any time after June 18, 1999), until the tender is accepted for payment.

         To be effective, a notice of withdrawal in written, telegraphic or facsimile form must be received in a timely manner by the Transfer Agent at the appropriate address set forth in the Letter of Transmittal. Any notice of withdrawal must specify the name of the person having tendered the shares to be withdrawn, the number of shares tendered, the number of shares to be withdrawn, and, if certificates representing such shares have been delivered to the Transfer Agent, the name of the registered holder(s) of such shares, as set forth in such certificates. If the certificates have been delivered to the Transfer Agent, the tendering holder of Preferred Stock must also submit the serial numbers of the particular certificates for the shares to be withdrawn, and the signature on the stockholder's notice of withdrawal must be guaranteed by an Eligible Institution, as described previously.

         All questions as to the form and validity (including the time of receipt) of notices of withdrawal will be determined by the Company in its sole discretion, and its determination shall be final and binding on all parties. Neither the Company nor the Transfer Agent or any other person is or will be obligated to give notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. Withdrawals may not be rescinded, and shares properly withdrawn shall not be deemed to be duly tendered for purposes of the Offer. Withdrawn shares, however, may be re-tendered before the expiration date by again following the procedures described under "Procedure for Tendering Preferred Shares."

6.       PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

         The Company shall be deemed to have purchased shares of Preferred Stock pursuant to the Offer when, as and if it gives oral or written notice to the Transfer Agent of its acceptance for payment of the shares. That notice, subject to the provisions of the Offer, may be given at any time after the expiration date of the Offer. Payment for all shares properly tendered prior to the expiration date and purchased pursuant to the Offer will be made by the Transfer Agent by check as promptly as practicable after the expiration date. However, in the event of proration, the Company does not expect to be able to determine the final proration factor and pay for tendered shares until approximately 10 business days after the expiration date. Certificates for all tendered shares not purchased (see "Number of Preferred Shares; Proration; Extension of the Offer") will be returned as soon as practicable after the expiration date or termination of the Offer, without expense to the tendering stockholder.

         The Company will pay all stock transfer taxes, if any, payable on the transfer to it of shares purchased pursuant to the Offer. However, if purchased shares are to be registered in the name of any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the purchase price, unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted. The Transfer Agent will act as agent for tendering holders of Preferred Stock for the purpose of receiving payment from the Company and transmitting payment to tendering holders of Preferred Stock. The Company will not pay interest on the purchase price. ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE BOX CAPTIONED "SUBSTITUTE FORM W-9" IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACK-UP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 16 HEREIN.

7.       CONDITIONAL TENDER OF SHARES

         Under certain circumstances and subject to the exceptions set forth under "Number of Preferred Shares; Proration" above, the Company may prorate the number of shares of Preferred Stock purchased pursuant to the Offer. As discussed under "Federal Income Tax Consequences," the number of shares purchased from a particular holder of Preferred Stock might affect the tax consequences to such holder of Preferred Stock of such purchase and such stockholder's decision whether to tender. Accordingly, a holder of Preferred Stock may tender shares subject to the condition that a specified minimum number must be purchased, if any are purchased. Any holder of Preferred Stock who wishes to make a conditional tender must indicate that in the box captioned "Conditional Tender" on the Letter of Transmittal. It is the tendering stockholder's responsibility to calculate the minimum number of shares. If the effect of accepting tenders on a pro-rata basis is to reduce the number of shares to be purchased from any holder of Preferred Stock below the minimum number specified by that stockholder, that tender will be regarded as withdrawn, except as provided in the next paragraph, and all shares tendered by that holder of Preferred Stock will be returned as soon as practicable thereafter.

         If so many conditional tenders are withdrawn that the total number of shares to be purchased falls below 666,667 shares, then, to the extent feasible, the Company will select enough of such conditional tenders, which would otherwise have been withdrawn, to purchase the desired number of shares. In selecting among such conditional tenders, the Company will select by lot and will limit its purchase in each case to the designated minimum number of shares to be purchased.

8.       CERTAIN CONDITIONS OF THE OFFER


         Notwithstanding any term of the Offer, the Company may, at its option, withdraw the Offer and shall not be required to accept for payment or purchase or pay for any shares of Preferred Stock tendered, if before termination of the Offer, any event has occurred that has been determined by the Company, in the Company's reasonable judgment, and regardless of the circumstances giving rise to it, including any action or omission to act by the Company, making it inadvisable to proceed with the Offer or with the acceptance for payment or payment, including but not limited to the following events:


                  (a) There shall have been instituted or threatened any action or proceeding before any court or administrative agency which challenges the acquisition of shares pursuant to the Offer or otherwise relates in any manner to the Offer, or in the judgment of the Company could otherwise materially and adversely affect the Company; or

                  (b) Any action shall have been taken, or any statute, rule, regulation or order shall have been proposed, enacted, enforced, or deemed to be applicable to the Offer, by any governmental agency or other regulatory administrative authority, domestic or foreign, which, in the judgment of the Company would or might prohibit, restrict or delay consummation of the Offer or materially impair the contemplated benefits of the Offer to the Company; or

                  (c) There shall have occurred any commencement of armed hostilities directly or indirectly involving the United States, or any national emergency, banking moratorium or suspension of payments by banks in the United States, or any general suspension of trading or limitation of prices for securities on any primary securities exchange or in the over-the-counter market in the United States, or any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 10 percent measured from the close of business on April 22, 1999; or

                  (d) Any change shall occur or be threatened in the business, condition (financial or otherwise), operations, stock ownership, prospects of the Company or Chesapeake Energy, which, in the judgment of the Company, is or may be material to the Company or its subsidiary, any of which in the sole judgment of the Company makes it inadvisable to proceed with the acceptance of tenders, purchase of shares, or payment.

         Any determination by the Company concerning any events described in this section and any related judgment or decision by the Company regarding the inadvisability of proceeding with the purchase of or the payment for any shares tendered shall be final and binding upon all parties. The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to those conditions or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

9.       PRICE RANGE OF PREFERRED STOCK; DIVIDENDS

         The shares of Preferred Stock are listed for trading on the New York Stock Exchange under the symbol "CHK__p."

         The following table sets forth the range of the high and low sale prices of Chesapeake Energy's Preferred Stock on the NYSE starting on September 14, 1998, the date the Preferred Stock commenced trading on the NYSE. From April 22, 1998, the date of issuance, to September 14, 1998, when the Preferred Stock commenced trading on the NYSE, the Preferred Stock had been trading in the Private Offerings, Resales and Trading Through Automatic Linkages Market.


                                                             STOCK PRICES
                                                         ---------------------
                                                          HIGH           LOW
                                                         -------       -------
1998
3rd Quarter (beginning on September 14, 1998)........... $    18       $    14
4th Quarter.............................................      25            10

1999
1st Quarter ............................................ $    13       $     9
2nd Quarter (through April 20, 1999)....................      18 3/16       13

          On August 1, 1998 and on November 1, 1998, Chesapeake Energy made scheduled dividend payments on the Preferred Stock of $0.875 per share and in the aggregate amount of $4.025 million each.

         Two of the indentures governing Chesapeake Energy's senior notes limit Chesapeake Energy's ability to make restricted payments, such as the payment of Preferred Stock dividends, unless certain tests are met. As of December 31, 1998 and March 31, 1999, Chesapeake Energy was unable to meet the requirements to incur additional unsecured indebtedness, and consequently was not able to pay the cash dividends on the Preferred Stock due on February 1, 1999 in the aggregate amount of $4.025 million and will not be able to pay the cash dividends due on May 1, 1999, also in the aggregate amount of $4.025 million. Subsequent payments of dividends of the Preferred Stock will be subject to the same restrictions and are dependent upon the oil and gas prices, which are beyond Chesapeake Energy's ability to predict.

         On April 20, 1999, the last practicable day prior to the announcement of the Offer, the closing price of the Preferred Stock on the NYSE was $18. YOU SHOULD OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES AND CONSULT AN INDEPENDENT FINANCIAL ADVISOR.

10.      EFFECTS OF THE OFFER

         The Offer will enable holders of Preferred Stock to sell a portion of their shares while retaining a continuing interest in Chesapeake Energy, if they so desire. The Company's purchase of shares pursuant to the Offer will reduce the number of shares that might otherwise trade publicly and is likely to reduce the number of holders of Preferred Stock. For holders of Preferred Stock who do not tender shares, there is no assurance that the price of the Preferred Stock will not trade below the price currently being offered by the Company pursuant to the Offer. For holders of Preferred Stock who do tender, there is no assurance that the trading price of Company Preferred Stock will not increase as a result of the Offer and at some point exceed the Offer Price. The Company believes that there will still be a sufficient number of shares outstanding and publicly traded following the Offer to ensure a continued trading market in the shares.

         Following completion of the Offer, the Company may purchase additional shares in the open market, in privately negotiated transactions or otherwise. Any such purchases may be on the same terms or on terms which are more or less favorable to the holder of Preferred Stock than the terms of the Offer. Rule 13e-4 of the Exchange Act prohibits Chesapeake Energy and its affiliates, such as the Company, from purchasing any shares of Preferred Stock, other than pursuant to the Offer, until at least ten business days after the expiration date of this Offer. Any possible future purchases by the Company will depend on many factors, including the market price of the shares, the results of the Offer, the Company's business and financial position, and general economic and market conditions.

         The shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its holders of Preferred Stock and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's holders of Preferred Stock. The Company believes that its purchase of shares pursuant to the Offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

         See "Certain Pro Forma Financial Information," herein, for pro-forma financial information showing the effects on Chesapeake Energy's consolidated financial statements of the Company's purchase of shares pursuant to the Offer. To the extent that shares of Preferred Stock are purchased in the Offer, the proportionate interest of non-tendering holders of Preferred Stock in the Company will be increased. Shares of Preferred Stock purchased pursuant to the Offer will be held by the Company and will remain issued and outstanding.

11.      SOURCE AND AMOUNT OF FUNDS

         Assuming that the Company purchases 666,667 shares in this Offer at a price of $15.00 per share, the total amount required to purchase the shares would equal $10,000,000 plus all fees and expenses applicable to this Offer. The Company intends to pay for validly tendered shares of Preferred Stock, as well as for the costs and expenses of this Offer, cash on hand, cash flow generated from operating activities and asset sales.

12. CERTAIN INFORMATION ABOUT CHESAPEAKE ENERGY AND THE COMPANY; GENERAL INFORMATION.

         HISTORY AND BUSINESS.

         Chesapeake Energy is an independent oil and gas company primarily engaged in the exploration, acquisition, development and production of onshore natural gas reserves in the United States and Canada. Chesapeake Energy began operations in 1989 and completed an initial public offering in 1993. Its shares of common stock trade on the New York Stock Exchange under the symbol "CHK". Chesapeake Energy's principal offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and its telephone number is (405) 879-9232.

          Chesapeake Energy currently owns interests in approximately 5,300 producing oil and gas wells concentrated in three primary operating areas:

         o the Mid-Continent region consisting of Oklahoma, southwestern Kansas and the Texas Panhandle;

         o the Gulf Coast region consisting primarily of the Austin Chalk Trend in Texas and Louisiana and the Tuscaloosa Trend in Louisiana; and

         o         the Helmet area of northeastern British Columbia.

         During 1998, Chesapeake Energy produced 130.3 billion cubic feet of gas equivalent, of which 72% was natural gas, making Chesapeake Energy one of the top 20 public independent oil and gas companies in the United States as measured by production.

         For the year ended December 31, 1998, Chesapeake Energy incurred an $826 million impairment of oil and gas properties and realized a net loss of $933.9 million, or a loss of $9.97 per common share. Chesapeake's total revenues for 1998 were $381.9 million. The writedown was caused by a combination of several factors, including:

         o the acquisitions completed by Chesapeake Energy during 1998, which were accounted for under the purchase method;

         o the significant decreases of oil and gas from $17.62 per barrel of oil and $2.29 per thousand cubic feet, or Mcf, of gas at December 31, 1997, to $10.48 per barrel of oil and $1.68 per Mcf of gas at December 31, 1998;

         o higher drilling and completion costs during the first half of 1998; and

         o the evaluation of certain leasehold, seismic and other exploration-related costs that were previously unevaluated.

         The Company, a wholly owned subsidiary of Chesapeake Energy, provides oil and natural gas marketing services, including commodity price structuring, contract administration and nomination services for Chesapeake Energy, its partners and other oil and natural gas producers in geographical areas in which Chesapeake Energy is active. The Company is Chesapeake Energy's only non-guarantor subsidiary for purposes of Chesapeake Energy's outstanding senior notes. For the year ended December 31, 1998, the Company incurred a loss of $3.6 million. Its total revenues for 1998 were $225 million.

         RELATIONSHIPS AMONG OFFICERS AND DIRECTORS OF CHESAPEAKE ENERGY AND THE COMPANY.

         In June of 1998, the Company extended loans of $5.0 million each to Aubrey K. McClendon and Tom L. Ward, the only directors of the Company, to pay a portion of the margin debt incurred by Messrs. McClendon and Ward in connection with the purchase of Chesapeake Energy common stock in the open market in February 1997. The initial maturity date of each of such loan, December 31, 1998, was extended to December 31, 1999. In each case the terms of the loan and the documentation evidencing the loan were negotiated by the Loan Committee of the Company's board of directors, comprised of Edgar F. Heizer, Jr. and Walter C. Wilson, in conjunction with separate legal counsel. At December 31, 1998 and April 20, 1999, the amounts due and owing by Mr. McClendon were $4.9 million and $4.3 million, respectively, and for Mr. Ward were $5.0 million and $4.6 million, respectively. Mr. McClendon and Ward are also directors and executive officers of Chesapeake Energy and own approximately 11.2% and 12.5%, respectively, of the outstanding common stock of Chesapeake Energy.

         Interest accrues on each of the loans at an annual rate of 9.125% and is payable quarterly. Each of the loans mature on December 31, 1999, but require quarterly interim payments as a condition to participation by each executive officer in Chesapeake Energy's oil and gas wells under their employment agreement. If such payments are not made, the board of directors of Chesapeake Energy may, but are not required to, accelerate the liquidation of a portion of the collateral securing the loans. In addition, each of the loans is secured by collateral with an indicated fair market value greater than or equal to 150% of the unpaid principal balance of the loan.

13.      SUMMARY HISTORICAL FINANCIAL INFORMATION

         The following tables set forth certain summary historical consolidated financial information of Chesapeake Energy and its subsidiaries, including the Company. The historical information for the fiscal years 1998 and 1997 has been derived from, and should be read in conjunction with, the audited consolidated financial statements of Chesapeake Energy as reported in Chesapeake Energy's annual report on Form 10-K for the fiscal year ended December 31, 1998, which report is incorporated herein by reference. The summary financial information should be read in conjunction with, and is qualified in its entirety by a reference to, the audited financial statements and the related notes thereto from which it has been derived. Copies of the reports may be inspected or obtained from the Commission in the manner specified in "Additional Information" below.



                                                                                   YEAR ENDED DECEMBER 31,
                                                                                  1998                1997
                                                                            --------------------------------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net revenues............................................................... $       377,946      $     302,804
Loss before extraordinary item.............................................        (920,520)          (233,252)
Net loss...................................................................        (933,854)          (233,429)
Net loss available to common shares........................................        (945,931)          (233,429)

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit).................................................. $       (13,285)     $      64,241
Total assets...............................................................         812,615            952,784
Stockholders' equity (deficit).............................................        (248,568)           280,206

PER SHARE DATA: (1)
Loss per common share before extraordinary item............................ $         (9.83)     $       (3.30)
Extraordinary item.........................................................           (0.14)                --
                                                                            ---------------      -------------
Net loss per common share  (basic and diluted)............................. $         (9.97)     $       (3.30)
                                                                            ===============      =============

OTHER DATA:
Ratio of earnings to combined fixed charges                                                                 --
        and preferred stock dividends (2).................................. $            --      $
Book value per share.......................................................           (2.57)              3.77

-------------
(1) Average number of shares of common stock outstanding during 1998 and 1997 was 94,911,000 and 70,672,000, respectively.

(2) Earnings for the years ended December 31, 1998 and 1997 were insufficient to cover combined fixed charges and preferred stock dividends in the amounts of $939.1 million and $261.6 million, respectively.

14.      CERTAIN PRO FORMA FINANCIAL INFORMATION

         The following summary unaudited pro forma financial information for Chesapeake Energy on a consolidated basis as of and for the year ended December 31, 1998 has been prepared on the assumption that the Company acquired 666,667 shares of Chesapeake Energy Preferred Stock for $15.00 per share pursuant to the Offer. The balance sheet data gives effect to the purchase of shares as of December 31, 1998. The income statement data gives effect to the purchase of shares as of January 1, 1998. The pro forma financial information should be read in conjunction with the audited financial statements and related notes contained in Chesapeake Energy's Annual Report on Form 10-K for the year ended December 31, 1998. The pro forma financial information does not purport to be indicative of the results that would have actually been attained had the purchase of the shares been completed at the dates indicated or that may be attained in the future.


                                                                           AT OR FOR THE
                                                                    YEAR ENDED DECEMBER 31, 1998
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                                  PRO FORMA
                                                        HISTORICAL           ADJUSTMENTS         (UNAUDITED)
                                                       ------------         --------------      -------------
STATEMENT OF OPERATIONS DATA:
Net revenues ........................................  $    377,946         $           --      $     377,946
Loss income before extraordinary item................      (920,520)                    --           (920,520)
Net loss.............................................      (933,854)                    --           (933,854)
Net loss available to common shares..................      (945,931)                 1,750           (944,181)

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit)............................  $    (13,285)        $      (10,000)     $     (23,285)
Total assets.........................................       812,615                (10,000)           802,615
Stockholders' equity (deficit).......................      (248,568)               (10,000)          (258,568)

PER SHARE DATA: (1)
Loss per common share before
          extraordinary item.........................  $      (9.83)        $         0.02      $       (9.81)
Extraordinary items..................................         (0.14)                    --              (0.14)
                                                       ------------         --------------      -------------
Net loss per common share
       (basic and diluted)...........................  $      (9.97)        $         0.02      $       (9.95)
                                                       ============         ==============      =============

OTHER DATA:
Ratio of earnings to combined fixed charges
and preferred stock dividends(2).....................  $         --         $           --      $          --
Book value per share.................................         (2.57)                 (0.10)             (2.67)

-------------------------------------
(1) The funds used to purchase 666,667 shares at $15.00 per share for $10,000,000 will be obtained from cash on hand, cash flow generated from operating activities and asset sales.

(2) On a pro forma basis, earnings were insufficient to cover combined fixed charges and preferred stock dividends by $937.3 million.

PRO FORMA CAPITAL

        THE COMPANY'S UNAUDITED PRO FORMA FINANCIAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE HISTORICAL CONSOLIDATED FINANCIAL INFORMATION AND DOES NOT PURPORT TO BE INDICATIVE OF FUTURE EARNINGS OR FINANCIAL POSITION OR OF WHAT EARNINGS OR FINANCIAL POSITION WOULD HAVE BEEN HAD THE OFFER BEEN CONSUMMATED AS OF THE DATES FOR WHICH PRO FORMA INFORMATION IS PRESENTED.

15.      TRANSACTIONS AND ARRANGEMENTS CONCERNING THE PREFERRED STOCK

         Except for an open market purchase, effected through a broker, of 3,600 shares of Chesapeake Energy's Preferred Stock by the Company, for an aggregate purchase price of $52,650, or $14.63 per share, there were no transactions in Chesapeake Energy Preferred Stock by the Company, its affiliates, its executive officers and directors within the period of 40 business days prior to the date of this Offer.

         Executive officers and directors of the Company will be eligible to tender shares pursuant to the Offer. Directors of the Company have indicated that they do not intend to tender shares pursuant to this Offer, although they reserve their right to do so.

         Except as set forth herein, neither the Company nor, to the Company's knowledge, any of its executive officers or directors, or any of the executive officers or directors of any of its subsidiaries, is a party to any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer with any other person with respect to Preferred Stock of the Company.

         Except as disclosed in this Offer, neither the Company nor Chesapeake Energy currently has any plans for proposals that relate to or would result in:

         o the acquisition by any person of additional securities of Chesapeake Energy or the disposition of securities by the Company (except for the stock option plan);

         o extraordinary corporate transactions such as a merger, reorganization or liquidation, involving the Chesapeake Energy or any and all of its subsidiaries;

         o a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         o any change in the present Board of Directors or management of Chesapeake Energy;

         o any material change in the present dividend rate or policy for indebtedness or capitalization of Chesapeake Energy;

         o any other material change in Chesapeake Energy's corporate structure or business;

         o any material change in Chesapeake Energy's Articles of Incorporation or Bylaws or any action which may impede the acquisition of control of Chesapeake Energy by any person;

         o a class of equity security of Chesapeake Energy becoming eligible for termination of registration pursuant to the
                   Section 12(g)(4) of the Exchange Act; or

         o the suspension of Chesapeake Energy's obligation to file reports pursuant to Section 15(b) of the Exchange Act.

16.      FEDERAL INCOME TAX CONSEQUENCES

         The following discussion is a summary of certain anticipated federal income tax consequences of the Offer. This discussion is for general information only and does not address the federal income tax consequences that may be relevant to particular holders of Preferred Stock in light of their personal circumstances or to certain types of holders of Preferred Stock such as dealers in securities, insurance companies, foreign persons, financial institutions and tax-exempt entities who may be subject to special treatment under the federal income tax laws. Further, this summary assumes that shares of Preferred Stock are held as capital assets, generally, property held for investment, within the meaning of Section 1221 of the Code. This discussion also does not address any tax consequences under state, local or foreign laws.

         This discussion is based upon information provided by the Company and Chesapeake Energy, the Internal Revenue Code of 1986, as amended, existing and proposed regulations thereunder, judicial decisions and current administrative rulings and practices in effect on the date hereof. Any of these authorities could be repealed, overruled or modified at any time. Any such change could be retroactive and, accordingly, could modify the tax consequences of this Offer. No ruling from the Internal Revenue Service with respect to the matters discussed herein has been requested and there is no assurance that the IRS would agree with the conclusions set forth in this discussion.

GENERAL CONSEQUENCES

         The tender of shares of Preferred Stock pursuant to the Offer will be a taxable transaction for federal income tax purposes and may be a taxable transaction under state, local or foreign tax laws as well. Under the Code, a holder of Preferred Stock whose shares are purchased pursuant to the Offer will generally recognize gain or loss in an amount equal to the difference between the cash received and such stockholder's adjusted tax basis for his shares redeemed, if

         (i) as a result of the sale, his stock interest in Chesapeake Energy is completely terminated,

         (ii) the cash distribution is substantially disproportionate with respect to the selling stockholder, or

         (iii) the cash distribution is deemed to be not essentially equivalent to a dividend.

These tests ("the Section 302 Tests") are discussed in greater detail below. As discussed under "--Treatment as a Sale or Exchange," such gain or loss generally will be treated as a capital gain or loss if the shares of Preferred Stock are held as capital assets, and generally will be treated as a long-term capital gain or loss if the stockholder's holding period for such shares is more than one year.

         To determine whether the Section 302 Tests are met, there must be taken into account both (a) any shares actually owned by such holder of Preferred Stock and (b) any shares considered owned by such holder of Preferred Stock by reason of certain constructive ownership rules set forth in Sections 318 and 302(c) of the Code. Under Section 318, a holder of Preferred Stock generally will be treated as owning shares which he has the right to acquire under options or by the conversion or exchange of a security and shares owned (and, in some cases, constructively owned) by members of the tendering stockholder's family and by related entities such as corporations, partnerships, trusts and estates in which such stockholder, a member of his family or a related entity has an interest. If none of the Section 302 Tests are satisfied, the cash received pursuant to the Offer will be treated in the manner discussed under "--Treatment as a Dividend or Otherwise as a Distribution" as a dividend taxable as ordinary income to the extent of the current and accumulated earnings and profits of the Company and Chesapeake Energy.

COMPLETE TERMINATION OF INTEREST

         A holder of Preferred Stock who meets the requirements of the "complete termination of interest" test generally will receive sale or exchange treatment. A complete termination of stock interest of a tendering holder of Preferred Stock will have occurred if the Company purchases all of his Preferred Stock pursuant to the Offer, and the holder of Preferred Stock does not own directly and is not deemed to own, under the constructive ownership rules described above, any other stock of Chesapeake Energy. If the Offer is prorated, the shares that are not purchased by reason of such proration must be taken into account in determining whether a holder of Preferred Stock has achieved a complete termination of his interest in Chesapeake Energy. If a holder of Preferred Stock would otherwise satisfy the complete termination requirement, but for his constructive ownership of shares held by family members, under certain circumstances the holder of Preferred Stock may be entitled to disregard such constructive ownership.

SUBSTANTIALLY DISPROPORTIONATE REDEMPTION

         A sale of Preferred Stock pursuant to the Offer, in general, will be "substantially disproportionate" as to a holder if the ratio of the outstanding voting stock of Chesapeake Energy actually and constructively owned by the holder compared to all of Chesapeake Energy's voting stock outstanding immediately after all sales of Preferred Stock pursuant to the Offer is less than 80% of the ratio of voting stock actually and constructively owned by the holder compared to all of Chesapeake Energy's voting stock outstanding immediately before the sale.

         The holder's ownership of common stock after and before all sales of Preferred Stock pursuant to the Offer must also meet the 80% requirement of the preceding sentence. In addition, in order to meet the "substantially disproportionate redemption" test, a holder must immediately after the Offer own less than 50% of the total combined voting power of all Chesapeake Energy's classes of stock entitled to vote.

REDEMPTION NOT ESSENTIALLY EQUIVALENT TO A DIVIDEND

         A holder of Preferred Stock who meets the requirements of the "not essentially equivalent to a dividend" test generally will receive sale or exchange treatment. A redemption will be treated as "not essentially equivalent to a dividend" if, as result of the sale of Preferred Stock pursuant to the Offer, a holder of Preferred Stock has realized a "meaningful reduction" in his proportionate interest in Chesapeake Energy, taking into account the constructive ownership rules. This determination depends on the facts and circumstances of each case.

         A redemption of Preferred Stock for cash that results in a reduction in the proportionate interest in Chesapeake Energy, taking into account any constructive ownership, of a holder whose relative stock interest in Chesapeake Energy is minimal and who exercises no control over corporate affairs may be regarded as a "meaningful reduction" in the holder's stock interest in Chesapeake Energy. Stockholders tendering shares in this Offer should note that the change in their relative stock interest in Chesapeake Energy may be affected by a proration of the Offer. Any stockholder seeking to rely on the "not essentially equivalent to a dividend" test should consult with his own tax advisor as to its application in his particular situation.

TREATMENT AS A SALE OR EXCHANGE

         If one of the Section 302 Tests described above is satisfied, the redemption will be treated as a sale or exchange. The tendering holder of Preferred Stock will recognize capital gain or loss in an amount equal to the difference between the amount of cash received pursuant to the Offer (other than amounts which represent declared and unpaid dividends) and his adjusted tax basis in the redeemed shares. Amounts of cash received upon redemption of the Preferred Stock which represent declared and unpaid dividends will be subject to taxation in the manner discussed under "--Treatment as a Dividend or Otherwise as a Distribution" below. Different rules may apply to the determination of the adjusted tax basis of shares of stock, depending upon how the shares were acquired by the stockholder. Generally, the basis of shares is equal to their cost. However, if the shares were inherited or received by gift, special tax rules may apply.

         Such gain or loss would be long-term capital gain or loss if the holding period for the Preferred Stock exceeded one year. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is restricted and, in general, may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains.

TREATMENT AS A DIVIDEND OR OTHERWISE AS A DISTRIBUTION

         If none of the Section 302 Tests described above is satisfied, then the holder of Preferred Stock generally will be treated as having received a distribution, measured by the amount received by the holder, that is taxable as a dividend (i.e., ordinary income), first to the extent of the current and accumulated earnings and profits of the Company and then to the extent of the current and accumulated earnings and profits of Chesapeake Energy. This amount will not be reduced by the holder's basis in the Preferred Stock exchanged pursuant to the Offer, and the holder's adjusted tax basis in the tendered Preferred Stock will be transferred to any remaining shares of Chesapeake Energy stock retained by the holder.

         If none of the Section 302 Tests is satisfied, any cash received for Preferred Stock pursuant to the Offer in excess of the current and accumulated earnings and profits of both the Company and Chesapeake Energy, as calculated for U.S. federal income tax purposes, will be treated, first as a non-taxable return of capital to the extent of, and in reduction of, the holder's tax basis for such Preferred Stock, and thereafter as a capital gain to the extent it exceeds the holder's tax basis. Gain recognized by a holder on Preferred Stock held for 12 months or less will be taxable at the short-term capital gains rate, while Preferred Stock held more than 12 months will be taxable at the long-term capital gains rate.

 SPECIAL RULES FOR CORPORATE HOLDERS

         If the exchange of Preferred Stock by a corporate holder qualifies as a dividend, such corporate holder generally will be entitled to a dividends-received deduction, subject to applicable limitations. Also, since it is expected that purchases pursuant to the Offer will not be pro rata as to all shareholders, any amount treated as a dividend to a corporate holder will constitute an "extraordinary dividend" subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in regulations yet to be promulgated by the Treasury Department). Corporate holders should consult their own advisors as to the implications of the "extraordinary dividend" provisions to their own situations.

BACKUP WITHHOLDING REQUIREMENTS

         Under federal backup withholding rules, except in the case of certain exempt taxpayers, the Transfer Agent will be required to, and will, withhold 31% of the gross proceeds paid to a holder of Preferred Stock or other payee pursuant to the Offer unless the holder of Preferred Stock provides his tax identification number (employer identification number or social security number), certifies that such number is correct, and certifies that he is not subject to backup withholding under Section 3406(a)(1)(C) of the Code. Each holder of Preferred Stock should complete fully and sign "Substitute Form W-9" included as part of the Letter of Transmittal, so as to provide the information and certifications necessary to avoid backup withholding. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against the holder's federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS. See the Letter of Transmittal and the Instructions thereto for further details.

         THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER IS URGED TO CONSULT HIS OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO HIM OF THE

PURCHASE OF HIS PREFERRED STOCK PURSUANT TO THE OFFER, INCLUDING THE APPLICABILITY OF THE CONSTRUCTIVE OWNERSHIP RULES, THE APPLICABILITY OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION.

17.      GOVERNMENT REGULATION

         The Company is not aware of any license or regulatory permit material to its business that might be adversely affected by the purchase of shares as contemplated in the offering or of any approval or other action by any government or governmental, administrative, or regulatory authority or agency, domestic or foreign, that would be required for the Company's purchase or ownership of shares as contemplated by the offering.

18.      EXTENSION OF THE OFFER PERIOD; TERMINATION; AMENDMENTS

         The Company reserves the right, in its sole discretion, at any time or from time to time, and regardless of whether or not any of the events set forth under "Certain Conditions of the Offer" shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open (and thereby delay acceptance for payment of, and payment for, any shares) by giving oral or written notice of extension to the Transfer Agent and making a public announcement of that extension. The Company also reserves the right, in its sole discretion, to terminate the Offer and not to purchase or pay for any shares of Preferred Stock not previously purchased or paid for upon the occurrence of any of the conditions specified herein by giving oral or written notice of such termination to the Transfer Agent institution and making a public announcement thereof. The Company further reserves the right, in its sole discretion and regardless of whether any of the events set forth under "Certain Conditions of the Offer" shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, and in the case of any extension, to be issued no later than 9:00 a.m., Central Daylight Time on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the Offer will be disseminated promptly to holders of Preferred Stock in a manner reasonably designated to inform holders of Preferred Stock of such change. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) under the Exchange Act), the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement other than by making a press release and filing a Form 8-K with the SEC.

         If the Company makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(b)(2) and 13e-4(e)(2) promulgated under the Exchange Act, which require that the minimum period during which any Offer must remain open following material changes in the terms of the Offer or information concerning the Offer than those offers, other than a change in the price or a change in percentage of securities sought will depend upon the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for shares, the Company increases the number of shares being sought and such increase in the number of shares being sought exceeds 2% of the outstanding shares of Preferred Stock, or the Company decreases the number of shares being sought, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the 10th business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of 10 business days.

19.      FEES AND EXPENSES

         The Company will reimburse any broker or dealer, commercial bank or trust company for customary handling and mailing expenses incurred in forwarding the Offer. No broker, dealer, commercial bank or trust company has been authorized to act as an agent of the Company or the Transfer Agent for purposes of the Offer.

20.      MISCELLANEOUS

         The Company is not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares residing in such jurisdiction.

         Pursuant to Rule 13e-4 promulgated under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 which contains additional information with respect to the Offer. The
Schedule 13E-4, including the Exhibits and any amendments thereto, may be examined, and copies may be obtained at the same places and in the same manner as is set forth under "Additional Information" with respect to information concerning the Company.

21.      ADDITIONAL INFORMATION

         Chesapeake Energy files annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information filed by Chesapeake Energy and the Company at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission's public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The filings of Chesapeake Energy and the Company with the Securities and Exchange Commission are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

         The Securities and Exchange Commission allows Chesapeake Energy and the Company to "incorporate by reference" information into this document, which means that they can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This document incorporates by reference the documents set forth below that Chesapeake Energy and the Company have previously filed with the Commission. These documents contain important information about Chesapeake Energy and the Company and their finances.


CHESAPEAKE ENERGY COMMISSION FILINGS                       PERIOD
------------------------------------      --------------------------------------
(FILE NO. 1-13726)

Annual Report on Form 10-K                Year Ended December 31, 1998
Current Report on Form 8-K                Filed April 1, 1999

         The Company is also incorporating by reference additional documents that Chesapeake Energy and the Company file with the Commission between the date of this document and the date of the expiration of the offer.

         If you are a holder of Preferred Stock, Chesapeake Energy may have sent you some of the documents incorporated by reference, but you can obtain any of them through the Company or the Commission. Documents incorporated by reference are available from the Company without charge. Exhibits to the documents will not be sent, however, unless those exhibits have specifically been incorporated by reference as exhibits in this document. Stockholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone at the following address:

      Chesapeake Energy Marketing, Inc.
      6100 North Western Avenue
      Oklahoma City, Oklahoma 73118
      Telephone: (405) 879-9212
      Attention: Janice A. Dobbs

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT IN YOUR DETERMINATION WHETHER TO TENDER SHARES IN THE OFFER. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OTHER THAN WHAT IS IN THIS DOCUMENT, AND, IF GIVEN OR MADE, YOU MUST NOT RELY ON SUCH INFORMATION AS HAVING BEEN AUTHORIZED BY EITHER THE COMPANY OR CHESAPEAKE ENERGY. THE DELIVERY OF THIS DOCUMENT SHALL NOT CREATE AN IMPLICATION THAT THERE HAS BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY OR CHESAPEAKE ENERGY SINCE THE DATE OF THIS DOCUMENT OR THAT THE INFORMATION IN THIS DOCUMENT IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS DOCUMENT.

        The Company also has filed an Issuer Tender Offer Statement on Schedule 13E-4, pursuant to Rule 13e-4(c) under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule 13E-4 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth above (except that they will not be available at the regional offices of the Commission). The Company's Schedule 13E-4 is also available electronically at the Commission's website at http://www.sec.gov.

      This Offer is made to all holders of Preferred Stock of Chesapeake Energy Corporation as of the date of this Offer.

      Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Company at the following address and telephone number:

                        Chesapeake Energy Marketing, Inc.
                            6100 North Western Avenue
                          Oklahoma City, Oklahoma 73118
                            Telephone: (405) 879-9212
                   Attn: Janice A. Dobbs, Corporate Secretary

      Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning this Offer.

      The Letter of Transmittal, stock certificates and any other required documents should be sent or delivered by each holder of Preferred Stock or by his or her broker, dealer, commercial bank or trust company or nominee to the Transfer Agent at one of the addresses below:

                      The Transfer Agent for the Offer is:
                                 UMB BANK, N.A.

      By hand:                                 By courier:                            By mail:
      c/o UMB Bank, N.A                        c/o UMB Bank, N.A                      UMB Bank N.A.
      Securities Transfer Division             Securities Transfer Division           Securities Transfer Division
      928 Grand Avenue, 13th Floor             928 Grand Avenue, 13th Floor           P.O. Box 410064
      Kansas City, MO 64106                    Kansas City, MO  64106                 Kansas City, MO 64141-0064

                        Telephone Number: (816) 860-7786